TEMPLETON FUNDS

300 S.E. 2nd Street

Fort. Lauderdale, FL 33301

May 25, 2018

Filed via EDGAR

Rebecca Marquigny

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Subject:           Templeton Funds (the “Registrant”)

            (File Nos.  002-60067; 811-02781)

Dear Ms. Marquigny:

On behalf of the Registrant, submitted herewith under the EDGAR system are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Kimberly Novotny and Brian Lawrence of Franklin Templeton Investments and Kristin H. Ives and Jacqueline Edwards of Stradley Ronon Stevens & Young, LLP on May 3, 2018 with regard to Post-Effective Amendment No. 65 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”), which was filed with the Commission on March 16, 2018, under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”).  The Amendment was filed in order to register the shares of a new series of the Registrant, the Templeton International Climate Change Fund (the “Fund”), under the 1933 Act.  Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein have the meaning set forth for that term in the Amendment.

1.         (a)  Footnote 2 to the Fee Table states that “Management has contractually agreed to waive or assume certain expenses so that total annual Fund operating expenses (excluding the Rule 12b-1 fees, acquired fund fees and expenses and certain non-routine expenses) for each Class of the Fund do not exceed 0.97% for the next 12-month period.  Contractual fee waiver and/or expense reimbursement agreements may not be changed or terminated during the time periods set forth above.”  Please note that if Management determines not to renew this fee waiver and, as a result, it results in a material change to the total annual Fund operating expenses, the Staff believes that the Fund should file a post-effective amendment to its registration statement pursuant to Rule 485(a) under the 1933 Act.

Response:  The Registrant confirms that it understands that, if Management determines not to renew the fee waiver and, as a result, the Fund’s total annual Fund operating expenses materially increase, the Staff’s position is that the Fund should file a post- effective amendment to its registration statement pursuant to Rule 485(a) under the 1933 Act.

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(b)  Please explain why Footnote 2 states that the fee waiver specifically excludes acquired fund fees and expenses (“AFFE”) but there is no line item in the Fee Table for such expenses.

Response:  Management’s fee waiver, by its explicit terms, excludes AFFE.  However, the Registrant confirms that the Fund’s estimated AFFE are currently expected to be less than 0.01% and, therefore, a line item for AFFE is not required.

(c)  Please add additional disclosure to Footnote 2 if Management’s fee waiver includes terms for Management to recoup from the Fund the amount of any fees waived or Fund expenses absorbed.  Please disclose how the recoupment will be applied, specifically disclosing:  (i) whether the reimbursement for fees and expenses will be made only if payable not more than three years from the date on which such fees are foregone or expenses are incurred by Management; and (ii) that the recoupment is limited to the extent that such recoupment does not cause the Fund’s ordinary operating expenses plus recoupment to exceed the expense limitation in effect at the time the expenses were paid or waived or any expense limitation in effect at the time of recoupment.

Response:  Under its fee waiver, Management is not entitled to recoup from the Fund the amount of any fees waived and Fund expenses paid or absorbed.  Therefore, no additional disclosure has been added.

(d)  Please change “for the next 12-month period” to “for one year from the date of this prospectus.”

Response: Footnote 2 to the Fee Table has been revised as requested.

2.         Please include disclosure indicating that 80% of the Fund’s net assets will be invested in securities of climate change companies pursuant to Rule 35d-1 under the 1940 Act.

Response:  The Registrant respectfully declines to add “climate change” to the Fund’s 80% investment policy because climate change investing is a strategy of the Fund, rather than a type of investment.  The Registrant notes that Rule 35d-1 under the 1940 Act requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. However, the SEC Staff stated in the releases proposing and adopting Rule 35d-1 that the rule does not apply to a fund name that connotes a type of investment strategy.  The Registrant notes that the term “Climate Change” in the Fund’s name refers to the Fund’s investment strategy of investing in companies that the investment manager believes exhibit superior practices in identifying, adapting and providing solutions to the consequences of climate change.  While the climate change strategy is not included in an 80% policy, the Registrant is cognizant that pursuant to Section 35(d) of the 1940 Act, a fund’s name may not be materially deceptive or misleading and plans to utilize the climate change strategy accordingly.

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3.         The Fund’s disclosure responding to Item 9 of Form N-1A states that “for purposes of the Fund’s investments, “non-U.S. securities” means those securities of companies:  (1) whose principal securities trading markets are outside the United States; (2) that derive 50 percent or more of their total revenue from either goods or services produced or sales made in markets outside the United States; (3) that have 50 percent or more of their assets outside the United States; (4) that are linked to non-U.S. dollar currencies; or (5) that are organized under the laws of, or with principal offices in, a country other than the United States.”  Please include this disclosure or a summary of this disclosure in the Fund’s response to Item 4 of Form N-1A.

Response:  The disclosure has been added as requested.

4.         The Fund’s disclosure states that “under normal market conditions, the Fund invests at least 80% of its net assets in non-U.S. securities.”  Please state that net assets for this 80% policy include the amount of any borrowings for investment purposes.

Response:  The Registrant believes that the addition of this language to the 80% policy in the Prospectus would be confusing for investors.  Because the Fund does not currently intend to borrow money for investment purposes, the Registrant believes that including such language in the 80% policy in the Prospectus may mislead investors into believing that the Fund borrows money to use for investment.  The Fund, however, includes this language in the disclosure regarding the 80% policy in the Statement of Additional Information (“SAI”).  If the Fund were to change its policy with respect to borrowing for investment purposes in the future such that it becomes a principal investment strategy, it would make the relevant changes to the disclosure regarding the 80% policy in the Prospectus.

5.         The Fund’s disclosure makes reference to developing markets, emerging markets and frontier markets.  Please ensure that the terms are appropriately distinguished.

Response:  For clarity in the Prospectus, the Registrant has removed the one reference to emerging markets.  The Prospectus does not include any references to frontier markets.

With respect to the SAI, the Registrant has added a statement that for purposes of the Fund’s disclosure, the terms developing markets and emerging markets may be used interchangeably.  The Registrant confirms that the Fund’s SAI provides frontier market disclosure that explains  “frontier markets.”

6.         The Fund’s disclosure responding to Item 9 of Form N-1A states that “the Fund may invest up to 10 percent of its net assets in equity-linked notes…”  Please include this disclosure in the Fund’s response to Item 4 of Form N-1A or remove it from the Fund’s response to Item 9 of Form N-1A if it is not a principal investment strategy of the Fund.

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Response:  The Registrant has determined that the Fund does not currently intend to invest in equity-linked notes.  Therefore, the Registrant has removed such related disclosure from the Prospectus and SAI.

7.         In the Fund’s Item 4 “Principal Risks” disclosure, with respect to the description of Smaller and Midsize Companies risk, please define the capitalization ranges for both smaller companies and midsize companies.

Response:  The Registrant respectfully declines to include such disclosure.  The Registrant believes that requiring the Fund to define precisely the size of any given company for purposes of determining whether or not the securities of such company are subject to the risks associated with smaller or mid-sized companies presumes a level of precision that the Registrant believes is not possible.  For example, if the Fund were to disclose, as suggested, that only companies that have a specific market capitalization, for example, of $2 billion or less, are considered small-cap companies for purposes of the Fund’s risk disclosures, then such disclosure would suggest to investors that if such a company’s market capitalization were to appreciate $1 over $2 billion, the disclosed risks would no longer apply.

The Registrant also believes that requiring such definition for all companies regardless of where located in the world incorrectly presupposes that a company that presents small cap risks in the United States or Germany is of the same size as a company that presents similar risks, for example, in Romania, Argentina or South Africa.

8.         Please disclose how the Fund’s derivative investments will be calculated for purposes of the Fund’s 80% investment policy.  Please also confirm that for purposes of calculating the value of the Fund’s derivatives investments, the Fund will use their market value.

Response:  The Fund’s derivative instruments will not be included in the calculation for compliance with the Fund’s 80% investment policy.  Thus, no additional disclosure has been added.

9.         Please add a header to the second paragraph under “Market Risk” in the Fund’s response to Item 4 of Form N-1A to identify such risk as the Fund’s equity risk.

Response:  The Registrant respectfully declines to add such disclosure because the Registrant believes that all of the risks identified under “Market” risk apply to the Fund’s equity investments (as well as other investments), not just those risks identified in the second paragraph.

10.       Please add to the Fund’s disclosure responsive to Item 4 of Form N-1A risk disclosure corresponding to equity-linked notes, credit and interest rate risk and investments in securities of climate change companies, if any.

Response:  The Registrant has determined that the Fund does not currently intend to invest in equity-linked notes.  Therefore, no additional disclosure has been added.

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Because the Registrant invests predominantly in equity securities, it is not anticipated that the Fund will be subject to credit or interest rate risk.  Accordingly, the Registrant, has removed credit and interest rate risk disclosure  set forth in response to Item 9.

The Registrant does not believe that there are any unique investment risks specific to companies that meet the Fund’s investment criteria (i.e., companies that are able to successfully transition to a lower carbon economy) that are responsive to the Staff’s comment.

11.       In the “Principal Investment Strategies” section, the disclosure states that “the Fund may, from time to time, seek to hedge (protect) against currency risks using certain derivative instruments including currency and cross currency forwards and currency futures contracts.”  In the “Principal Risks” section, the disclosure states that the Fund may use “currency management strategies for purposes other than hedging…”  Please reconcile these two statements as to how the Fund will use currency forwards and currency futures.

Response:  The Registrant confirms that the Fund will only use currency forwards and currency futures for hedging purposes.  Accordingly, the Registrant has deleted the statement that the Fund may use currency management strategies for purposes other than hedging.

12.       Please directly state in the Fund’s response to Item 9 of Form N-1A the Fund’s policy to invest 80% of its net assets in non-U.S. securities as well as any 80% policy of the Fund to invest in securities of climate change companies.

Response:  The Registrant has added the 80% investment policy with respect to the Fund’s investments in non-U.S. securities to the Fund’s disclosure responsive to Item 9 of Form N-1A as requested.  The Registrant respectfully declines to add an 80% investment policy with respect to the Fund’s investments in securities of climate change companies.  Please see the Registrant’s response to Comment number 2.

13.       In the Fund’s disclosure responding to Item 9 of Form N-1A, please use plain English to explain what it means for a company to transition to a lower carbon economy.  Please further explain what climate change and lower carbon economy means.  Please further explain how these strategies work together to produce total return for the Fund.

Response:  The Registrant has added the following additional disclosure in response to the Staff’s request, which is highlighted in bold:

The investment manager considers climate change to be the change in global and regional climate patterns (e.g., increasing temperatures and extreme weather phenomena) due to increased levels of atmospheric greenhouse gas (GHG) emissions, including carbon dioxide from the use of fossil fuels (e.g., coal and oil).  Under normal market conditions, the Fund will invest predominantly in companies that are determined by the investment manager to exhibit superior practices in identifying, adapting and providing solutions to the consequences of climate change (i.e., companies that, based on the investment manager’s fundamental analysis and research, are able to successfully transition to a lower carbon economy by reducing their contribution to global warming in their operations, products and services.  A low carbon economy is an economy that utilizes low carbon power sources, such as hydroelectric, wind, solar or nuclear power, resulting in lower greenhouse emissions.  The investment manager believes companies that adapt to threats they face from climate change (e.g., reduce GHG emissions before costly regulation is enacted), or that provide solutions to help the world adapt, have the potential to outperform over the long term.  The Fund will seek opportunities where the investment manager believes positive climate change action and attractive value characteristics intersect over a long-term investment horizon.

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14.       The Fund’s disclosure states that for purposes of the Fund’s investments, “non-U.S. securities” include securities of companies “that are linked to non-U.S. dollar currencies.”  Please explain supplementally what this category means and why it is needed.

Response:  This category of securities is meant to capture securities that trade on a U.S. exchange but are linked to a non-U.S. currency, such as Alibaba Group Holding Limited, a Chinese company that is listed on the New York Stock Exchange.  Based on the Fund’s definition of non-U.S. securities, the Fund could purchase shares of Alibaba on the New York Stock Exchange and the shares would count towards the Fund’s 80% investment policy in non-U.S. securities because the shares are linked to the Chinese Yuan, the currency of the country in which the company conducts its business.

15.       The Fund’s disclosure responding to Item 9 of Form N-1A states that “the Fund may, from time to time, seek to hedge against market risk, gain exposure to individual securities or generate additional income for the Fund by buying and selling (writing) exchange traded and over-the-counter equity put and call options on individual securities and securities indices.”  Please include this disclosure in the Fund’s response to Item 4 of Form N-1A or remove it from the Fund’s response to Item 9 of Form N-1A if it is not a principal investment strategy of the Fund.

Response:  The Registrant has determined that the Fund does not currently intend to invest in put and call options.  Therefore, the Registrant has removed such related disclosure from the Prospectus and SAI.

16.       In the section captioned “Management,” the Fund’s disclosure states that “under this fee and expense waiver, fees and expenses of the Fund (including management, administration and other fees) will be waived equally among all classes and, to the extent necessary, transfer agency fees will be waived equally among all classes, except with respect to Class R6, for which its class-specific transfer agency fees may be waived in a different amount.”  Please provide a more complete description of the Class R6 transfer agency fee waiver and discuss how any waived fees will be reflected in the Fee Table.

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Response:  The Registrant has confirmed that the Class R6 transfer agency fee waiver is a voluntary waiver.  Accordingly, we have removed the reference to the Class R6 transfer agency fee waiver from the Fund’s disclosure.

17.       In the subsection captioned “Cost basis reporting,” the Fund’s disclosure states that “if you acquire shares in the Fund on or after January 1, 2012, generally referred to as “covered shares,” and sell or exchange them after that date, the Fund is generally required to report cost basis information to you and the IRS annually.”  Please remove any references that refer to acquiring shares after January 1, 2012 since the Fund is new.  Similarly, in the subsection captioned “Other tax information,” the Fund’s disclosure states that “in December 2017, the Conference Committee was in the process of reconciling the House and Senate versions of the Tax Cut and Jobs Act.  If passed into law, many of the provisions could have an effective date of January 1, 2018.”  Please update the disclosure as necessary.

Response:  The disclosure has been updated.

18.       The Fund’s disclosure states that “the Fund and other Franklin Templeton funds are intended for sale to residents of the United States, and, with very limited exceptions, are not registered or otherwise offered for sale in other jurisdictions.”  Please explain why then the “Distributions and Taxes” section includes disclosure applicable for non-U.S. investors and revise as necessary.

Response:  As noted in the Fund’s disclosure, while the Fund is principally intended for sale to U.S. residents, in certain circumstances, shares may be sold to foreign investors.  In addition, from time-to-time, some U.S. investors move overseas.  The Fund’s tax disclosure is intended to address these situations.

19.       In the subsection captioned “Advisory Programs Eligible for Advisor Class or Class Z shares,” the Fund’s disclosure states that “Class A and Class C shares purchased by accounts participating in certain programs sponsored by and/or controlled by financial intermediaries (“Advisory Programs”) may be exchanged by the financial intermediary on behalf of the shareholder for Advisor Class shares of the same Fund under certain circumstances, including such Advisory Program’s eligibility to purchase Advisor Class shares of the Fund. Such exchange will be on the basis of each Class’ NAV per share, without the imposition of any sales charge, fee or other charge. Unless otherwise permitted, any CDSC owed must be paid on Class A and C shares that you wish to exchange.”  Please confirm that the reference to Class Z shares in the header to the subsection is correct.  If not, please remove it.

Response:  The Registrant has removed the reference to Class Z shares in the header.

20.       In the subsection captioned “Accounts with Low Balances,” the Fund’s disclosure states that “this policy does not apply to … Class A accounts established pursuant to a conversion from Class B.”  Please revise the disclosure because neither the Fund nor any other Franklin Templeton Investments fund has Class B shares.

Response:  The Fund’s disclosure has been revised as requested.

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21.       On the back cover page, please clarify that the Annual and Semiannual Reports to Shareholders are not yet available for shareholders.

Response:  The Registrant has removed the disclosure identified by the Staff.  The disclosure will be added to the Prospectus when the reports become available.

Sincerely,

/s/ Lori A. Weber

Lori A. Weber

Vice President and Secretary

cc:       Kimberly Novotny

Brian Lawrence

Kristin H. Ives

Jacqueline Edwards

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